FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2017

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ROYAL DUTCH SHELL PLC THIRD QUARTER 2017 INTERIM DIVIDEND

The Board of Royal Dutch Shell plc (“RDS”) today announced an interim dividend in respect of the third quarter of 2017 of US$0.47 per A ordinary share (“A Share”) and B ordinary share (“B Share”), equal to the US dollar dividend for the same quarter last year.

RDS provides eligible shareholders with a choice to receive dividends in cash or in shares via a Scrip Dividend Programme (“the Programme”). For further details please see below.

Details relating to the third quarter 2017 interim dividend

It is expected that cash dividends on the B Shares will be paid via the Dividend Access Mechanism from UK-sourced income of the Shell group.

Per ordinary share	Q3 2017
RDS A Shares (US$)	0.47
RDS B Shares (US$)	0.47

Cash dividends on A Shares will be paid, by default, in euro, although holders of A Shares will be able to elect to receive dividends in pounds sterling.

Cash dividends on B Shares will be paid, by default, in pounds sterling, although holders of B Shares will be able to elect to receive dividends in euro.

The pounds sterling and euro equivalent dividend payments will be announced on December 7, 2017.

Per ADS	Q3 2017
RDS A ADSs (US$)	0.94
RDS B ADSs (US$)	0.94

Cash dividends on American Depository Shares (“ADSs”) will be paid, by default, in US dollars.

ADS stands for an American Depositary Share. ADR stands for an American Depositary Receipt. An ADR is a certificate that evidences ADSs. ADSs are listed on the NYSE under the symbols RDS.A and RDS.B. Each ADS represents two ordinary shares, two A Shares in the case of RDS.A or two B Shares in the case of RDS.B. In many cases the terms ADR and ADS are used interchangeably.

Scrip Dividend Programme

RDS provides shareholders with a choice to receive dividends in cash or in shares via the Programme.

Under the Programme shareholders can increase their shareholding in RDS by choosing to receive new shares instead of cash dividends, if approved by the Board. Only new A Shares will be issued under the Programme, including to shareholders who currently hold B Shares.

In some countries, joining the Programme may currently offer a tax advantage compared with receiving cash dividends. In particular, dividends paid out as shares by RDS will not be subject to Dutch dividend withholding tax (currently 15 per cent), unlike cash dividends paid on A shares, and they will not generally be taxed on receipt by a UK shareholder or a Dutch shareholder.

Shareholders who elect to join the Programme will increase the number of shares held in RDS without having to buy existing shares in the market, thereby avoiding associated dealing costs.

Shareholders who do not join the Programme will continue to receive in cash any dividends approved by the Board.

Shareholders who held only B Shares and joined the Programme are reminded they will need to make a Scrip Dividend Election in respect of their new A Shares if they wish to join the Programme in respect of such new shares. However, this is only necessary if the shareholder has not previously made a Scrip Dividend Election in respect of any new A Shares issued.

For further information on the Programme, including how to join if you are eligible, please refer to the appropriate publication available on www.shell.com/scrip.

Dividend timetable for the third quarter 2017 interim dividend

Announcement date	November 2, 2017

Ex-dividend date RDS A and RDS B ADSs (Note 1)	November 16, 2017

Ex-dividend date RDS A and RDS B shares	November 16, 2017

Record date	November 17, 2017

Scrip reference share price announcement date	November 23, 2017

Closing of scrip election and currency election (Note 2)	December 1, 2017

Pounds sterling and euro equivalents announcement date	December 7, 2017

Payment date	December 20, 2017

Notes

Note 1:

The New York Stock Exchange (NYSE), with effect from September 5, 2017, reduced the standard settlement cycle in accordance with the SEC amendments to Exchange Act Rule 15c6-1(a). Under these rules, regular settlement will occur on a T+2 basis for trades occurring on or after the SEC’s implementation date of September 5, 2017.

As a result RDS A ADSs and RDS B ADSs traded on the NYSE markets will now settle in line with RDS A shares and RDS B shares traded on European markets, who moved to a T+2 settlement basis for trades in 2014, resulting in the same ex-dividend date for RDS A shares, RDS B shares, RDS A ADSs and RDS B ADSs. Record dates will not change. The timings of these in relation to the third quarter 2017 interim dividend are reflected above, resulting in a change to the ex-dividend date for the RDSA and RDS B ADSs from the timetable previously communicated on November 1, 2016.

Note 2:

Both a different scrip and currency election date may apply to shareholders holding shares in a securities account with a bank or financial institution ultimately holding through Euroclear Nederland. This may also apply to other shareholders who do not hold their shares either directly on the Register of Members or in the corporate sponsored nominee arrangement. Shareholders can contact their broker, financial intermediary, bank or financial institution for the election deadline that applies. A different scrip election date may apply to registered and non-registered ADS holders. Registered ADS holders can contact The Bank of New York Mellon for the election deadline that applies. Non-registered ADS holders can contact their broker, financial intermediary, bank or financial institution for the election deadline that applies.

Taxation - cash dividends

Cash dividends on A Shares will be subject to the deduction of Dutch dividend withholding tax at the rate of 15%, which may be reduced in certain circumstances. Based on a policy statement issued by the Dutch Ministry of Finance on April 29, 2016 (which has been formalised in law with effect from January 2017), and depending on their particular circumstances, non-Dutch resident shareholders may be entitled to a full or partial refund of Dutch dividend withholding tax. As from 2018, Dutch and non-Dutch resident shareholders who are exempt from corporate income tax may elect for an exemption from Dutch dividend withholding tax instead of requesting a refund if tax was withheld.

Furthermore, in April 2016, there were changes to the UK taxation of dividends. The dividend tax credit was abolished, and a new tax free dividend allowance introduced. Dividend income in excess of the allowance is taxable at the following rates: 7.5% within the basic rate band; 32.5% within the higher rate band; and 38.1% on dividend income taxable at the additional rate.

If you are uncertain as to the tax treatment of any dividends you should consult your own tax advisor.

Royal Dutch Shell plc

The Hague, November 2, 2017

Contacts:

- Investor Relations: Europe + 31 (0) 70 377 4540; North America +1 832 337 2034

- Media: International +44 (0) 207 934 5550; Americas +1 832 337 4355

CAUTIONARY NOTE

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate legal entities. In this announcement “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. “Subsidiaries”, “Shell subsidiaries” and “Shell companies” as used in this announcement refer to companies over which Royal Dutch Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations” respectively. Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest. This announcement contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “goals”, “intend”, “may”, “objectives”, “outlook”, “plan”, “probably”, “project”, “risks”, “schedule”, “seek”, “should”, “target”, “will” and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this announcement, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s Form 20-F for the year ended December 31, 2016 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this announcement and should be considered by the reader. Each forward-looking statement speaks only as of the date of this announcement, November 2, 2017. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this announcement.

This Report contains references to Shell’s website. These references are for the readers’ convenience only. Shell is not incorporating by reference any information posted on www.shell.com

U.S. investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Additional regulated information required to be disclosed under the laws of a Member State

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-199736 and 333-199736-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953 and 333-215273).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By:	L.M. Szymanski
Name:	L.M. Szymanski
Title:	Company Secretary

Date:	November 2, 2017